# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Oklo Inc., CIK 0001849056
CUSIP: 02156V109
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3190 Coronado Drive, Santa Clara, California (CA), 95054
Date of event which requires filing of this statement: 04/21/2026
Filed by CIK 0002021433
Persons authorized to receive notices and communications: Albert Vanderlaan, 222 Berkeley Street, Suite 2000, Boston, Massachusetts (MA), 02116, 617-880-2219

## Reporting persons
- Jacob DeWitte (CIK 0002021433): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 21,159,091; sole dispositive power 0; shared dispositive power 21,159,091; aggregate amount beneficially owned 21,159,091 (12.2% of the class)
- Caroline Cochran: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 21,159,091; sole dispositive power 0; shared dispositive power 21,159,091; aggregate amount beneficially owned 21,159,091 (12.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Oklo Inc.
Address of issuer's principal executive offices: 3190 Coronado Drive, Santa Clara, California (CA), 95054
Comment: This Amendment No. 5 (this "Amendment") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on May 16, 2024 (as amended to date, the "Schedule 13D"), which relates to the shares of Class A common stock, par value $0.0001 per share (the "Class A Common Stock"), of Oklo Inc., a Delaware corporation (the "Issuer").

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
The information contained on the cover pages is incorporated by reference to this Item 5.
The Reporting Persons may be deemed to beneficially own an aggregate of 21,159,091 shares of Class A Common Stock, representing 12.2% of the Class A Common Stock outstanding based upon 173,919,838 shares of Class A Common Stock outstanding as of April 6, 2026, as reported in the Issuer's proxy statement for its 2026 annual meeting of stockholders, as filed with the SEC on April 21, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information contained on the cover pages is incorporated by reference to this Item 5.
The amounts reflected in the cover pages consist of (i) 691,533 shares of Class A Common Stock held of record by Mr. DeWitte, (ii) 656,483 shares of Class A Common Stock held of record by Mr. DeWitte's GRAT; (iii) 1,000,000 shares of Class A Common Stock held by Mr. DeWitte's GRAT No. 2; (iv) 506,807 shares of Class A Common Stock held by Mr. DeWitte's GRAT No. 3; (v) 7,851,901 shares of Class A Common Stock held by the Jacob DeWitte Family Trust; (vi) 658,039 shares of Class A Common Stock held of record by Ms. DeWitte (Cochran); (vii) 689,479 shares of Class A Common Stock held by Ms. DeWitte's (Cochran) GRAT; (viii) 1,000,000 shares of Class A Common Stock held by Ms. DeWitte's (Cochran) GRAT No. 2; (ix) 474,011 shares of Class A Common Stock held by Ms. DeWitte's (Cochran) GRAT No. 3; (x) 7,583,085 shares of Class A Common Stock held by the Caroline DeWitte Family Trust; (xi) 28,090 shares of Class A Common Stock vesting within 60 days of the date hereof pursuant to the terms of the restricted stock units held by Mr. DeWitte; and (xii) 19,663 shares of Class A Common Stock vesting within 60 days of the date hereof pursuant to the terms of the restricted stock units held by Ms. DeWitte (Cochran).
The amounts reported herein do not include any vested RSUs which are not expected to settle within 60 days of the date of this filing. Mr. DeWitte and Ms. DeWitte (Cochran) are married and, as a result, may be deemed to share beneficial ownership of each other's securities.
Transactions in the class effected during the past sixty days:
On March 2, 2026, the Reporting Persons disposed of an aggregate of 200,000 shares of Class A Common Stock in multiple transactions at prices ranging from $60.00 to $64.87 per share in a series of open-market transactions pursuant to their 10b5-1 Trading Plan entered into on March 31, 2025.
On March 12, 2026, the Reporting Persons acquired an aggregate of 220,140 shares of Class A Common Stock pursuant to the vesting of Restricted Stock Units. On March 13, 2026, an aggregate of 117,788 shares of Class A Common Stock were sold by the Reporting Persons to cover tax withholding obligations in connection with the vesting and settlements of the 220,140 Restricted Stock Units. The sale was to satisfy tax withholding obligations to be funded by a "sell to cover" transaction and does not represent a discretionary transaction by the Reporting Persons.
On March 30, 506,807 shares of Class A Common Stock were distributed for no consideration to the Jacob DeWitte Family Trust as an annuity distribution pursuant to the terms of the Jacob DeWitte GRAT. On March 31, 2026, the same 506,807 shares held by the Jacob DeWitte Family Trust were contributed for no consideration to the Jacob DeWitte GRAT No. 3 in connection with the funding of the Jacob DeWitte GRAT No. 3. Further on March 30, 2026, 474,011 shares of Class A Common Stock were distributed for no consideration to the Caroline DeWitte Family Trust as an annuity distribution pursuant to the terms of the Caroline Cochran GRAT. On March 31, 2026, the same 474,011 shares held by the Caroline DeWitte Family Trust were contributed for no consideration to the Caroline DeWitte GRAT No. 3 in connection with the funding of the Caroline DeWitte GRAT No. 3.
On April 1, 2026, the Reporting Persons disposed of an aggregate of 200,000 shares of Class A Common Stock in multiple transactions at prices ranging from $47.99 to $51.79 per share in a series of open-market transactions pursuant to their 10b5-1 Trading Plan entered into on March 31, 2025.
The Reporting Persons undertake to provide, upon request by the staff of the SEC, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price for each transaction.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Jacob DeWitte: /s/ R. Craig Bealmear, R. Craig Bealmear, Attorney-in-Fact (04/21/2026)
- Caroline Cochran: /s/ R. Craig Bealmear, R. Craig Bealmear, Attorney-in-Fact (04/21/2026)